Exhibit 99.1

Mercurity Fintech Subsidiary Chaince Securities, Receives FINRA Approval for Broker-Dealer Ownership Transfer

Approval Marks a Key Milestone in Mercurity Fintech’s Strategic Expansion Across Digital and Traditional Financial Services

New York, — Mercurity Fintech Holding Inc. (“Mercurity Fintech,” “the Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced that its wholly owned subsidiary, Chaince Securities Inc. (“Chaince Securities”), has received approval from the Financial Industry Regulatory Authority (“FINRA”) for the change in ownership of J.V. Delaney & Associates (“JVDA”), a fully licensed broker-dealer established in 1982.This approval was granted pursuant to a continuing membership application under FINRA Rule 1017.

This decision authorizes the next steps in finalizing Chaince Securities’ acquisition of 100% ownership of J.V. Delaney & Associates. The acquisition reflects Mercurity Fintech’s strategic vision to bridge innovative digital finance and traditional financial services. It is important to note that the approval pertains exclusively to the change in ownership and remains contingent upon meeting specific operational parameters and regulatory requirements, including submission of the executed Membership Agreement to FINRA, as stipulated in the approval terms, by December 13, 2024.

Chaince Securities and J.V. Delaney & Associates will continue to operate within the parameters of their existing approved business activities, including broker or dealer retailing corporate equity securities, underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offerings, U.S. government securities brokerage, and private placements of securities. Certain business activities previously approved, such as municipal securities brokerage and mutual fund retailing, have been removed from JVDA’s Membership Agreement as part of the application process. Any future adjustments to the scope of operations will be subject to FINRA regulations and undergo the necessary prior regulatory review and approval process to ensure full compliance. Mercurity Fintech emphasizes its ongoing commitment to transparency, compliance, and operational integrity in all facets of its business.

Shi Qiu, Chief Executive Officer of Mercurity Fintech Holding Inc., commented, “This is an important step forward in our mission to contribute to the evolution of digital finance while ensuring a seamless integration of traditional financial services. This strategic acquisition reflects our commitment to maintaining compliance and operational excellence. By combining the strength of J.V. Delaney & Associates’ established broker-dealer platform with Chaince Securities’ solutions, we aim to provide our clients with a secure and forward-looking financial ecosystem. This marks a significant milestone in our efforts to bridge the gap between traditional and digital financial landscapes for a truly global clientele.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and digital consultation across North America and the Asia-Pacific region. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses. And our dedication to compliance, professionalism, and operational excellence ensures that we remain a trusted partner in the rapidly transforming financial landscape.

About Chaince Securities, Inc.

Chaince Securities Inc. is a wholly owned subsidiary of Mercurity Fintech Holdings, Inc. and serves the Companies’ clients in the traditional financial and brokerage sectors. Chaince Securities, Inc. was founded in 2023. On May 1, 2023, Chaince entered into a Purchase Agreement for a fully licensed broker dealer established in 1982 and plans to use this branch of the business to provide brokerage services and to add to its ever-expanding global clientele.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com